Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 3 DATED DECEMBER 20, 2013

TO THE PROSPECTUS DATED AUGUST 14, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 14, 2013 (the “Prospectus”), as supplemented by Supplement No.1, dated September 9, 2013 and Supplement No. 2, dated October 25, 2013. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Probable Real Property Acquisition Update

West Valley Distribution Center

On August 5, 2013, IIT Acquisitions LLC, a wholly-owned subsidiary of IIT, entered into a purchase and sale agreement with West Valley Distribution Associates-I, LP, as the seller, to acquire a 100% fee interest in one industrial building aggregating approximately 97,000 square feet on 4.7 acres, which is referred to as the West Valley Distribution Center. IIT determined not to pursue this acquisition based on a number of factors and the acquisition was subsequently presented to us. On December 12, 2013, our board of directors determined to pursue the acquisition, and on December 18, 2013, IIT assigned the purchase agreement to IPT West Valley DC LLC, one of our wholly-owned subsidiaries. Both IIT and IPT are sponsored by affiliated entities.

The West Valley Distribution Center is located in the Seattle / Tacoma market and is 100% leased to four customers with an average remaining lease term (based on square feet) of 3.9 years. Upon consummation of the acquisition, the lease agreements are expected to be assigned to and assumed by us, through our wholly-owned subsidiary. All four customers in the West Valley Distribution Center individually lease more than 10% of the total rentable area, as described below:

•	Metropolitan Gymnastics, Inc., a gymnastics center, leases approximately 29,000 square feet, or approximately 30% of the building’s rentable area, under a lease that expires in October 2018 with no options to extend. The annual base rent under the lease is currently approximately $122,000, which reflects tenant concessions provided by the seller. In November 2014, the annual base rent increases to approximately $143,000 and is subject to annual rent escalations of approximately 2% in November 2015, 4% in November 2016, and 2% in November 2017.

•	Bassett Furniture Direct, a manufacturer and marketer of home furnishings, leases approximately 29,000 square feet, or approximately 30% of the portfolio’s rentable area, under a lease that expires in June 2018 with no options to extend. The annual base rent under the lease is currently approximately $96,000 and is subject to annual rent escalations of approximately 6% beginning in August 2014.

•	Allied Manufacturing, Inc., a manufacturer and distributor of machined components and plastic parts, leases approximately 19,500 square feet, or approximately 20% of the building’s rentable area, under a lease that expires in April 2015 with no option to extend. The annual base rent under the lease is currently approximately $82,000 and is not subject to any rent escalations.

•	TransCold Distribution (USA) Inc., a distributor of ice cream and frozen foods, leases approximately 19,500 square feet, or approximately 20% of the building’s rentable area, under a lease that expires in November 2017 with no options to extend. The annual base rent under the lease is currently approximately $132,000 and is subject to annual rent escalations of approximately 3% beginning in November 2014.

In general, the customers will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, repair and maintenance, utilities, and property management costs of the property.

Our management currently believes that the West Valley Distribution Center is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the West Valley Distribution Center will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the West Valley Distribution Center that may compete with this building. If acquired, the cost of the West Valley Distribution Center (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price is expected to be approximately $7.9 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. In connection with the assignment of the purchase agreement, we deposited $150,000 into an escrow account. Pursuant to the terms of the Advisory Agreement, as amended, we expect to pay an acquisition fee to the Advisor equal to 2.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from this public offering and debt financing. We have not yet secured debt financing for this acquisition and there can be no assurances that we will be able to secure such debt financing.

The acquisition of the West Valley Distribution Center is expected to close during the first quarter of 2014. There is no assurance that we will be able to purchase the West Valley Distribution Center on the terms set forth herein. The consummation of the acquisition is subject to our completion of due diligence and various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposit we have funded.